Filed Pursuant to Rule 424(b)(7)
Registration No. 333-233541

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated August 30, 2019)

Papa John’s International, Inc.

252,530 Shares of Series B Convertible Preferred Stock

5,549,002 Shares of Common Stock

This prospectus supplement no. 2 (“Supplement No. 2”) updates, amends and supplements the selling stockholder information contained in the prospectus supplement and accompanying prospectus dated August 30, 2019 (together, the “Prospectus”) of Papa John’s International, Inc. (the “Company,” “we,” “us” or “our”), covering the resale of up to 252,530 shares of our Series B convertible preferred stock, par value $0.01 per share (“Series B Preferred Stock”) and up to 5,549,002 shares of our common stock, which may be issued upon conversion of our Series B Preferred Stock (together with the Series B Preferred Stock covered by the Prospectus and this Supplement No. 2, the “Securities”), from time to time by the selling stockholders.

This Supplement No. 2 is not complete without, and may not be utilized except in connection with, the Prospectus. This Supplement No. 2 is qualified by reference to the Prospectus, except to the extent that the information provided by this Supplement No. 2 supersedes information contained in the Prospectus. You should carefully read this Supplement No. 2 and the Prospectus, together with the documents we incorporate by reference, before you invest in the Securities.

Our common stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PZZA”. On August 19, 2020, the last sale price of our common stock as reported on the NASDAQ was $99.59 per share. There is currently no public market for our Series B Preferred Stock on any securities exchange.

Investing in these securities involves certain risks. See “Risk Factors” beginning on page S-3 of the Prospectus and the other information incorporated by reference for a discussion of the factors you should carefully consider before deciding to purchase these Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement No. 2 is August 20, 2020

SELLING STOCKHOLDERS

This Supplement No. 2 relates to the possible resale, from time to time, by the selling stockholders named in this Supplement No. 2, of the following securities:

•                                           up to 252,530 shares of Series B Preferred Stock that are issued and outstanding; and

•                                           up to 5,549,002 shares of common stock that are issuable upon conversion of the Series B Preferred Stock, representing 110% of the maximum number of shares of common stock issuable upon conversion of the Series B Preferred Stock currently outstanding, to account for possible adjustments in the conversion rate of the Series B Preferred Stock subsequent to the date of this Supplement No. 2.

The Series B Preferred Stock was issued to the selling stockholders in connection with the previously disclosed private placement transactions with affiliates of Starboard Value LP (collectively, “Starboard”)  and certain franchisees of the Company (collectively, the “Franchisee Investors”). For further information regarding material relationships and transactions between us and Starboard, see the section of the Prospectus titled “Our Relationship with Starboard”.

The following table sets forth information with respect to the beneficial ownership of Series B Preferred Stock and common stock by the selling stockholders, before and after giving effect to this offering by the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC. The selling stockholders may from time to time offer for sale all, some or none of the Securities shown in the following table. However, under the terms of the subscription agreements entered into between the Franchisee Investors and the Company, the Franchisee Investors may not, directly or indirectly, sell, transfer or otherwise dispose of any shares of Series B Preferred Stock or the shares of common stock issuable upon conversion of the Series B Preferred Stock, without the Company’s prior written consent.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of Series B Preferred Stock and common stock issued and outstanding immediately prior to the consummation of this offering. The information regarding shares beneficially owned after resale assumes the sale of all shares offered by the selling stockholders.

Under the terms of the Series B Preferred Stock, a selling stockholder may not convert the Series B Preferred Stock, to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series B Preferred Stock which have not been converted. The number of shares in the third column does not reflect this limitation.

Name of Selling Stockholder	Number of Shares of Series B Preferred Stock Owned Prior to Offering	Number of Shares of Common Stock Owned Prior to Offering(1)	Maximum Number of Shares of Preferred Stock to be Sold Hereunder	Maximum Number of Shares of Common Stock to be Sold Hereunder(2)	Number of Shares of Preferred Stock Owned After Offering	%(3)	Number of Shares of Common Stock Owned After Offering	%(3)
Starboard Value LP(4)	250,000	4,995,003	250,000	5,493,408	—	—	1,000	*
Sebastian Paul Passafiume, Jr. Gift Trust dtd 12-31-12(5)	1,000	19,976	1,000	21,974	—	—	—	—
Ozark Pizza Company, LLC(6)	1,000	19,976	1,000	21,974	—	—	—	—
Houston Pizza Venture LP(7)	200	3,995	200	4,395	—	—	—	—
Helen H. Laughery(8)	130	3,919	130	2,857	—	—	1,323	*
Michael J. Grisanti(9)	100	3,997	100	2,197	—	—	2,000	*
H Investment Company, LLC(10)	100	1,997	100	2,197	—	—	—	—

*Denotes less than 1%.

(1)                                 Includes shares of common stock issuable upon conversion of the shares of Series B Preferred Stock currently outstanding at the current conversion rate.

(2)                                 Includes 110% of the maximum number of shares of common stock issuable upon conversion of the shares of Series B Preferred Stock currently outstanding, to account for possible adjustments in the conversion rate of the Series B Preferred Stock subsequent to the date of this prospectus supplement.

(3)                                 Percentages reported are based upon 252,530 shares of Series B Preferred Stock and 32,814,222 shares of common stock outstanding as of July 30, 2020.

(4)                                 These securities are held by various managed accounts and funds to which Starboard Value LP serves as the investment manager, including, without limitation, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity Master Fund L LP (“Starboard L Master”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”), Starboard P Fund LP (“Starboard P LP”) and Starboard X Master Fund Ltd. Starboard Value LP also serves as the manager of Starboard S LLC. Starboard Value P GP LLC (“Starboard P GP”) acts as the general partner of Starboard P LP. Starboard Value R LP (“Starboard R LP”) acts as the general partner of Starboard C LP and managing member of Starboard P GP. Starboard Value L LP (“Starboard L GP”) acts as the general partner of Starboard L Master. Starboard R GP LLC (“Starboard R GP”) acts as the general partner of Starboard R LP and Starboard L GP. Starboard Value GP LLC (“Starboard Value GP”) acts as the general partner of Starboard Value LP. Starboard Principal Co LP (“Principal Co”) acts as a member of Starboard Value GP. Starboard Principal Co GP LLC (“Principal GP”) acts as the general partner of Principal Co. Each of Jeffrey C. Smith and Peter A. Feld acts as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Each of the foregoing disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein.

(5)                                 The Sebastian Paul Passafiume, Jr. Gift Trust dtd 12-31-12 (the “Gift Trust”) is an irrevocable family trust created by Sebastian Paul Passafiume, Jr., a franchisee of the Company. Jeanmarie S. Passafiume is the trustee of the trust and has voting and investment control over the shares held by the Gift Trust.

(6)                                 Ozark Pizza Company, LLC, an Oklahoma limited liability company, is a franchisee of the Company, managed by Kirk Brown, who has voting and investment control over the shares held by Ozark Pizza Company, LLC.

(7)                                 Represents shares directly owned by Houston Pizza Venture, L.P., a limited partnership, which is a franchisee of the Company. Control of Houston Pizza Venture, L.P. is shared between H Investment Company, LLC (“H Investment Company”), Helen Laughery, Keith Sullins, and the Frank L Carney Charitable Trust. H Investment Company is controlled by Pamela M. Baker, a member/manager, Cynthia A. Saunders, a member, Marcine E. Hart, a member, the Lisa I.O’Connell Family Trust, a member, and the Kara L Hart Trust, a member. Frank Carney and Janie Carney are beneficial owners of the securities held by Frank L Carney Charitable Trust.

(8)                                 Represents shares directly owned by Helen H. Laughery in her individual capacity. Does not include shares beneficially owned by Ms. Laughery in her capacity as an owner of Houston Pizza Venture, L.P., a franchisee of the Company.

(9)                                 Represents shares directly owned by Michael J. Grisanti in his individual capacity. Mr. Grisanti is an owner of PJ Iowa, LLC, a franchisee of the Company.

(10)                          Represents shares directly owned by H Investment Company, a family limited liability company, which is controlled by Pamela M. Baker, a member/manager, Cynthia A. Saunders, a member, Marcine E. Hart, a member, the Lisa I.O’Connell Family Trust, a member, and the Kara L Hart Trust, a member. Does not include shares beneficially owned by H Investment Company in its capacity as an owner of Houston Pizza Venture, L.P., a franchisee of the Company.